UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SALLY BEAUTY HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
79546E104
(CUSIP Number)
Barbara Parker Sageview Capital LP 55 Railroad Avenue Greenwich, CT 06830 Tel. No.: 203-625-4230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064
JUNE 23, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79546E104	Page 2 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 10,164,923 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 10,164,923 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 3 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital Partners (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,164,923 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,164,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 4 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital Partners (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,164,923 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,164,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 5 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Partners (C) (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,164,923 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,164,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 6 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 10,164,923 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 10,164,923 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 7 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 10,164,923 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 10,164,923 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 8 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Edward A. Gilhuly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,164,923 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,164,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 9 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Scott M. Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,164,923 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,164,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 10 of 19 Pages

SCHEDULE 13D

Item 1.          Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Sally Beauty Holdings, Inc., a Delaware corporation (the “Company”), whose principal executive office is located at 3001 Colorado Boulevard, Denton, TX 76210.

Item 2.          Identity and Background.

(a) This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sageview Capital Master, L.P. (“Sageview Master”); (ii) Sageview Capital Partners (A), L.P. (“Sageview (A)”); (iii) Sageview Capital Partners (B), L.P. (“Sageview (B)”); (iv) Sageview Partners (C) (Master), L.P. (“Sageview (C)”); (v) Sageview Capital GenPar, L.P. (“Sageview GenPar”); (vi) Sageview Capital MGP, LLC (“Sageview MGP”); (vii) Edward A. Gilhuly; and (viii) Scott M. Stuart.

(b), (c) and (f). (i) Sageview Master is a Cayman Islands exempted limited partnership formed in order to engage in the acquiring, holding and disposing of investments in various companies. The principal business office of Sageview Master is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(ii)       Each of Sageview (A), Sageview (B) and Sageview (C) (collectively, the “Shareholders”) are Cayman Islands exempted limited partnerships formed to act collectively as holders of 100% of the interest in Sageview Master. The principal business office of each of the Shareholders is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(iii)      Sageview GenPar is a Delaware limited partnership formed to be the sole owner of Sageview Capital GenPar, Ltd., which was formed to act as the general partner of each of the Shareholders. The principal business office of Sageview GenPar is 55 Railroad Avenue, Greenwich, Connecticut 06830. Sageview MGP is the general partner of Sageview GenPar (See Item (iv) of this Section).

(iv)      Sageview MGP is a Delaware limited liability company formed to act as the general partner of Sageview GenPar. The principal business office of Sageview MGP is 55 Railroad Avenue, Greenwich, Connecticut 06830. The managing members and controlling persons of Sageview MGP are Scott M. Stuart and Edward A. Gilhuly (See Items (v) and (vi) of this Section).

CUSIP No. 79546E104	Page 11 of 19 Pages

SCHEDULE 13D

(v)        Mr. Gilhuly is a managing member and controlling person of Sageview MGP. Mr. Gilhuly is a United States citizen whose business address is c/o Sageview Capital LP, 245 Lytton Ave, Suite 250, Palo Alto, California 94301. Mr. Gilhuly’s principal occupation is to act as Co-President of Sageview Management, LLC.

(vi)      Mr. Stuart is a managing member and controlling person of Sageview MGP. Mr. Stuart is a United States citizen whose business address is 55 Railroad Avenue, Greenwich, Connecticut, 06830. Mr. Stuart’s principal occupation is to act as Co-President of Sageview Management, LLC.

(d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

The funds used in connection with the purchase of the shares of Common Stock were approximately $82,015,357.13 (including applicable commissions). These funds were provided by general funds available to Sageview Master.

Item 4.          Purpose of Transaction.

The Reporting Persons have acquired the Common Stock reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Company and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Common Stock and other securities of the Company. Each Reporting Person expects that it will, from time to time, review its investment position in the Company and may, depending on market and other conditions, increase or decrease its investment position in the Common Stock or other securities of the Company.

CUSIP No. 79546E104	Page 12 of 19 Pages

SCHEDULE 13D

Whether the Reporting Persons purchase any additional shares of Common Stock or other securities of the Company or dispose of any shares of Common Stock or other securities of the Company, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of the Common Stock or other securities of the Company for purchase at particular price levels, the Company’s and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Company, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional shares of Common Stock or other securities of the Company (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock or other securities of the Company held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Common Stock or other securities of the Company.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.          Interest in Securities of the Issuer.

All ownership percentages set forth herein assume that there are 181,390,479 shares of Common Stock outstanding as of May 5, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008.

(a) and (b)(i) Sageview Master beneficially owns 10,164,923 shares of Common Stock (approximately 5.6% of the total number of outstanding shares of Common Stock). Sageview Master has sole voting power and sole dispositive power over the 10,164,923 shares of Common Stock.

CUSIP No. 79546E104	Page 13 of 19 Pages

SCHEDULE 13D

(ii)       Sageview (A) beneficially owns 10,164,923 shares of Common Stock (approximately 5.6% of the total number of outstanding shares of Common Stock). Sageview (A) has shared voting power and shared dispositive power over the 10,164,923 shares of Common Stock.

(iii)      Sageview (B) beneficially owns 10,164,923 shares of Common Stock (approximately 5.6% of the total number of outstanding shares of Common Stock). Sageview (B) has shared voting power and shared dispositive power over the 10,164,923 shares of Common Stock.

(iv)      Sageview (C) beneficially owns 10,164,923 shares of Common Stock (approximately 5.6% of the total number of outstanding shares of Common Stock). Sageview (C) has shared voting power and shared dispositive power over the 10,164,923 shares of Common Stock.

(v)        Sageview GenPar may be deemed to beneficially own 10,164,923 shares of Common Stock (approximately 5.6% of the total number of outstanding shares of Common Stock) by virtue of being the sole shareholder of the general partner of each of the Shareholders. Sageview GenPar has sole voting power and sole dispositive power over the 10,164,923 shares of Common Stock.

(vi)      Sageview MGP may be deemed to beneficially own 10,164,923 shares of Common Stock (approximately 5.6% of the total number of outstanding shares of Common Stock) by virtue of being the general partner of Sageview GenPar. Sageview MGP has sole voting power and sole dispositive power over the 10,164,923 shares of Common Stock.

(vii)      As a managing member of Sageview MGP, each of Messrs. Stuart and Gilhuly may be deemed to beneficially own any shares of Common Stock that Sageview MGP may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 79546E104	Page 14 of 19 Pages

SCHEDULE 13D

(c)        The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Schedule A hereto.

(d)        Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

(e)        Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.          Material To Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated July 3, 2008, among the Reporting Persons.

CUSIP No. 79546E104	Page 15 of 19 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undertsigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008

SAGEVIEW CAPITAL MASTER, L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (C) (MASTER), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

CUSIP No. 79546E104	Page 16 of 19 Pages

SCHEDULE 13D

SAGEVIEW CAPITAL GENPAR, L.P.
By:	Sageview Capital MGP, LLC its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Co-President

SAGEVIEW CAPITAL MGP, LLC
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Co-President

/s/ Scott M. Stuart
SCOTT M. STUART

/s/ Edward A. Gilhuly
EDWARD A. GILHULY

CUSIP No. 79546E104	Page 17 of 19 Pages

SCHEDULE 13D

Schedule A

Transactions in the Common Stock, $0.01 par value of Sally Beauty Holdings, Inc.,

Sageview Capital Master, LP

(All transactions were made in the open market unless otherwise indicated)

Date	Buy/ Sell	Quantity	Price

6/23/08	B	360,000	$6.08
6/24/08	B	165,000	$6.11
6/25/08	B	320,001	$6.07
6/26/08	B	262,500	$6.05

CUSIP No. 79546E104	Page 18 of 19 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached (the “Schedule 13D”), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated: July 3, 2008

SAGEVIEW CAPITAL MASTER, L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

CUSIP No. 79546E104	Page 19 of 19 Pages

SCHEDULE 13D

SAGEVIEW CAPITAL PARTNERS (C) (MASTER), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL GENPAR, L.P.
By:	Sageview Capital MGP, LLC its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Co-President

SAGEVIEW CAPITAL MGP, LLC
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Co-President

/s/ Scott M. Stuart
SCOTT M. STUART

/s/ Edward A. Gilhuly
EDWARD A. GILHULY